Exhibit 99.1

Catalyst Paper receives conditional approval for listing of new common shares on TSX

RICHMOND, BC, Nov. 14, 2012 /CNW/ - Catalyst Paper announced today that it has received conditional approval for the listing of its new common shares on the Toronto Stock Exchange.

The listing is subject to standard conditions and Catalyst expects to satisfy these conditions in the near future. Catalyst anticipates that its common shares will be listed for trading within the next 30 days and will issue a release in advance of the anticipated listing date.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills, located in British Columbia, Catalyst has a combined annual production capacity of 1.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters in this news release, including statements with respect to the listing of Catalyst's common shares on the TSX, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions, including assumptions as to Catalyst's ability to satisfy the conditions to the listing of its common shares on the TSX, as well as other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's third quarter interim report and the annual report for the year ended December 31, 2011, available on the company's website at www.catalystpaper.com/investors and at www.sedar.com.

SOURCE: Catalyst Paper Corporation

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
604-247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
604-247-4037

Media:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
604-247-4713

CO: Catalyst Paper Corporation

CNW 16:53e 14-NOV-12